SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                    SCIOS INC.
                                 (Name of Issuer)

                                   COMMON STOCK
                          (Title of class of securities)

                                    808905103
                                  (CUSIP NUMBER)

                               Third Security, LLC
                                The Governor Tyler
                             Radford, Virginia 24141
                         Attention: Marcus E. Smith, Esq.
                           Telephone No.: 540-731-3344
           (Name, address and telephone number of person authorized to receive notices and communications)

                                     Copy to:
                             John Owen Gwathmey, Esq.
                                Hunton & Williams
                           Riverfront Plaza, East Tower
                               951 East Byrd Street
                             Richmond, Virginia 23219


                                  July 20, 1999
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition which is the
                 subject of this Schedule 13D, and is filing this
                   schedule because of Rule 13d-1(b)(3) or (4),
                           check the following box [ ].

CUSIP NO. 808905103                     13D


---------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          Randal J. Kirk                   S.S. No.:  ###-##-####
---------------------------------------------------------------------------------------------
                                                                                (a)   |X|
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (b)   |_|
---------------------------------------------------------------------------------------------

3       SEC USE ONLY
---------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4          PF
---------------------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5       ITEM 2(d) or 2(e)                                                             |_|
---------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6          United States
---------------------------------------------------------------------------------------------
                             SOLE VOTING POWER
      NUMBER OF       7         1,136,600
                      ----------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY      8            863,400
                      ----------------------------------------------------------
      OWNED BY               SOLE DISPOSITIVE POWER
   EACH REPORTING     9         1,136,600
                      ----------------------------------------------------------
                             SHARED DISPOSITIVE POWER
     PERSON WITH      10           863,400
---------------------------------------------------------------------------------------------

        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,000,000
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         5.20%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14         IN
---------------------------------------------------------------------------------------------

CUSIP NO. 808905103                   13D

---------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          RJK, L.L.C.                      I.R.S. Identification No.: 54-1816015
---------------------------------------------------------------------------------------------
                                                                                (a)   |X|
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (b)   |_|
---------------------------------------------------------------------------------------------
3       SEC USE ONLY
---------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4          OO -- Funds of members of limited liability company
---------------------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5       ITEM 2(d) or 2(e)                                                             |_|
---------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6          Virginia
---------------------------------------------------------------------------------------------

      NUMBER OF       7      SOLE VOTING POWER
                      ----------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY      8         387,000
                      ----------------------------------------------------------
      OWNED BY
   EACH REPORTING     9      SOLE DISPOSITIVE POWER
                      ----------------------------------------------------------
                             SHARED DISPOSITIVE POWER
     PERSON WITH      10        387,000
---------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         387,000
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         1.01%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14         OO -- limited liability company
---------------------------------------------------------------------------------------------

CUSIP NO. 808905103                     13D

---------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          Kirkfield, L.L.C.                I.R.S. Identification No.: 54-1725089
---------------------------------------------------------------------------------------------
                                                                                (a)   |X|
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (b)   |_|
---------------------------------------------------------------------------------------------

3       SEC USE ONLY
---------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4          OO -- Funds of members of limited liability company
---------------------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5       ITEM 2(d) or 2(e)                                                             |_|
---------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6          Virginia
---------------------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
                      ----------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY      8         225,000
                      ----------------------------------------------------------
      OWNED BY
   EACH REPORTING     9      SOLE DISPOSITIVE POWER
                      ----------------------------------------------------------
                             SHARED DISPOSITIVE POWER
     PERSON WITH      10        225,000
---------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         225,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         0.58%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14         OO -- limited liability company
---------------------------------------------------------------------------------------------

CUSIP NO. 808905103                      13D

---------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
        OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1          The Kirk Family Investment Plan  I.R.S. Identification No.: 54-1912927
---------------------------------------------------------------------------------------------
                                                                                (a)   |X|
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (b)   |_|
---------------------------------------------------------------------------------------------
3       SEC USE ONLY
---------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4          OO -- Funds of holders of joint account
---------------------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5       ITEM 2(d) or 2(e)                                                             |_|
---------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6          Virginia
---------------------------------------------------------------------------------------------

      NUMBER OF       7      SOLE VOTING POWER
                      ----------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY      8         251,400
                      ----------------------------------------------------------
      OWNED BY
   EACH REPORTING     9      SOLE DISPOSITIVE POWER
                      ----------------------------------------------------------
                             SHARED DISPOSITIVE POWER
     PERSON WITH      10        251,400
---------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         251,400
--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         0.65%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14         OO -- Joint account
---------------------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Scios Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2450 Bayshore Parkway, Mountain View, California 94043.

Item 2.     Identity and Background.

      This statement is being filed on behalf of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons").

      The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, Radford, Virginia 24141. The principal occupation/employment of Mr. Kirk is investor.

      The principal business of each of RJK and Kirkfield is investment. The address of the principal office of each of RJK and Kirkfield is The Governor Tyler, Radford, Virginia 24141. The sole manager of each of RJK and Kirkfield is Mr. Kirk, whose principal office address is the same as that of RJK.

      The principal business of KFIP is investment. The address of the principal office of KFIP is The Governor Tyler, Radford, Virginia 24141. The joint holders of KFIP, all of whom are citizens of the United States and have the same principal office as that of KFIP, are Mr. Kirk, Donna P. Kirk, Julian
P. Kirk, Martin G. Kirk and Kellie Leigh Banks. Mr. Kirk acts as attorney-in-fact for each of the other joint holders of KFIP, each of whom is a member of Mr. Kirk's immediate family.

      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the managers or joint holders of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Mr. Kirk used approximately $4,870,825 of personal funds to purchase the Common Stock reported by him in Item 5(a) hereof. RJK and Kirkfield used approximately $1,404,810 and $814,685 of their respective funds of members to purchase the Common Stock reported by them in Item 5(a) hereof. KFIP used approximately $1,217,585 of funds of holders of the joint account to purchase the Common Stock reported by it in Item 5(a) hereof.

Item 4.     Purpose of Transaction.

      The Reporting Persons' purpose in purchasing the Common Stock reported in
Item 5(a) hereof is for investment purposes and as described in the following paragraph. The Reporting Persons, or any of them, may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

      Although the Reporting Persons have no immediate intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management, the Reporting Persons are interested in (and have indicated such interest to the Issuer) developing possible business opportunities between the Issuer and an affiliate of the Reporting Persons including, without limitation, joint ventures, marketing arrangements and business combinations, and may wish to engage in discussions with the Issuer and/or certain of its shareholders in the future regarding one or more of these opportunities. The consummation of any such transaction could result in a change in control of the Issuer, although the transactions or business opportunities currently contemplated are unlikely to result in a change in control and no such change in control is currently contemplated.

      Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.     Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 2,000,000 shares, representing 5.20% of the 38,468,652 shares of Common Stock outstanding as reported by the Issuer on July 27, 1999. These shares of Common Stock were purchased in open market transactions. The Reporting Persons own those shares of Common Stock as follows:

                     Number of Shares of    % of Class of
Name:                   Common Stock        Common Stock
-------------------------------------------------------------

Mr. Kirk                  1,136,000              2.96%
RJK                         387,000              1.01%
Kirkfield                   225,000              0.58%
KFIP                        251,400              0.65%

  Total                   2,000,000              5.20%

(b) Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported for him in Item 5(a) hereof. Each of the other Reporting Persons has, together with Mr. Kirk, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported for it in Item 5(a) hereof.

(c) Appendix A attached hereto lists all transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.     Material to be Filed as Exhibits.

      Exhibit 7  Joint Filing Agreement.

      Exhibit S  Powers of Attorney to Randal J. Kirk from each of Donna P.
                 Kirk, Julian P. Kirk, Martin G. Kirk and Kellie Leigh Banks.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  July 29, 1999                 /s/ Randal J. Kirk
                                    ----------------------------------------
                                    Randal J. Kirk


Date:  July 29, 1999                RJK, L.L.C.


                                    By:    /s/ Randal J. Kirk
                                          ----------------------------------
                                          Randal J. Kirk
                                          Manager


Date:  July 29, 1999                KIRKFIELD, L.L.C.


                                    By:    /s/ Randal J. Kirk
                                          ----------------------------------
                                          Randal J. Kirk
                                          Manager


Date:  July 29, 1999                THE KIRK FAMILY INVESTMENT PLAN


                                    By:    /s/ Randal J. Kirk
                                          ----------------------------------
                                          Randal J. Kirk, individually and as
                                          attorney-in-fact for each of Donna P.
                                          Kirk, Julian P. Kirk, Martin G. Kirk
                                          and Kellie Leigh Banks

                                                                   Appendix A


                  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS*


                                          Shares Purchased      Average Price
Reporting Person            Date               (Sold)            Per Share**
--------------------------------------------------------------------------------

Randal J. Kirk       6/16/99 -- 7/20/99      1,136,600             $4.2854

RJK, L.L.C.          6/22/99 -- 7/15/99        387,000             $3.6300

Kirkfield, L.L.C.    6/22/99 -- 7/06/99        225,000             $3.6208

The Kirk Family
Investment Plan      7/12/99 -- 7/16/99        251,400             $4.8432


*   Unless otherwise indicated, all transactions were effected on the Nasdaq.

**  Price excludes commission.